ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

PHILIP MAGRI, ESQ.******

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

July 9, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 015, LLC (the “Company”) Offering Statement on Form 1-A (the “Form 1-A”) Supplemental Response dated June 23, 2020 File No. 024-11223

Dear Sir or Madam:

We have electronically filed herewith on behalf of the Company Amendment No. 1 (“Amendment No. 1”) to the Form 1-A originally filed on May 26, 2020. Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on May 26, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Nigel Glenday dated July 1, 2020. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Supplemental Response filed June 23, 2020

General

Comment 1: We note that your public website contains a “Secondary Trading” tab that appears to be active. We also note the disclosure in Masterworks 017, LLC that “Masterworks has recently activated a bulletin board as part of the Masterworks Platform, referred to as the Masterworks ‘Secondary Market’.” Please amend your disclosure discuss your Secondary Market, consistent with the disclosure provided in Masterworks 017, LLC. Include any relevant updates to your Secondary Market that have occurred since you provided the disclosure in Masterworks 017, LLC.

Response: The Company acknowledges the Staff’s Comment and has included revised disclosure relating to the Secondary Market in Amendment No. 1.

If the Staff has any further comments regarding the Form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Katherine Bagley/U.S. Securities and Exchange Commission
Mara Ransom/U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 015, LLC

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